UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
FINAL AMENDMENT
Kennedy Lewis Capital Company
(Name of Subject Company (Issuer))
Kennedy Lewis Capital Company
(Name of Filing Person(s) (Issuer))
Common Shares of Beneficial Interest, Par Value $0.01 Per Share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
James Didden
Chairperson and President
Kennedy Lewis Capital Company
225 Liberty Street, Suite 4210
New York, NY 10281
(212) 782-3842
(Name, address and telephone no. of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Richard Horowitz
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on December 1, 2025 by Kennedy Lewis Capital Company (the “Company”) in connection with an offer (the “Offer”) by the Company to purchase common shares of beneficial interest, par value $0.01 per share (the “Common Shares”) in an amount up to 5.0% of the Company’s Common Shares outstanding as of September 30, 2025 (1,517,295 Common Shares), on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(ii) and (a)(1)(iii) to the Statement on December 1, 2025. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.
This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):
1.
Holders of the Company’s Common Shares (“Shareholders”) that desired to tender Common Shares or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on December 31, 2025.

2.
3,272 Common Shares were validly tendered and not withdrawn prior to the expiration of the Offer. The Company accepted for purchase 100% of the Common Shares of the Company that were validly tendered and not withdrawn prior to the expiration of the Offer as permitted by Rule 13e-4(f)(1).

3.	The per share net asset value of the Common Shares tendered pursuant to the Offer was calculated as of December 31, 2025 in the amount of $20.04.
4.
Payment of the purchase price was made in the form of cash to the Shareholders of the Company whose tendered Common Shares were accepted for purchase by the Company. On January 27, 2026, the Company paid such Shareholders a total of $65,372, representing 100% of the net asset value of the total amount of the Common Shares tendered by Shareholders.

Item 12.	Exhibits

(b)	Filing Fee Exhibit

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

KENNEDY LEWIS CAPITAL COMPANY

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Financial Officer
Date:	March 3, 2026